July 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Alan Campbell

Re:	BriaCell Therapeutics Corp.
Registration Statement on Form S-1
File No. 333-288562
Filed July 8, 2025

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m. Eastern Time on July 10, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP, by contacting Christian Lichtenberger, Esq. at (646) 810-0591 or clichtenberger@srfc.law.

Very truly yours,

/s/ William V. Williams
William V. Williams Chief Executive Officer